Filed Pursuant to 424(b)(3)

Registration No. 333-99293

TSI TELECOMMUNICATION HOLDINGS, LLC

TSI TELECOMMUNICATION SERVICES INC.

TSI TELECOMMUNICATION HOLDINGS, INC.

TSI TELECOMMUNICATION NETWORK SERVICES INC.

TSI FINANCE INC.

Supplement to Prospectus

Dated September 30, 2002

The date of this supplement is September 30, 2003

Our Current Report on Form 8-K/A relating to the acquisition of Brience, Inc. by TSI Telecommunication Network Services Inc. on July 23, 2003 pursuant to a merger is attached as Annex A to this prospectus supplement. This prospectus supplement relates to the offering for resale from time to time by a selling noteholder of an aggregate principal amount of $30,000,000 of our 12 3/4% Senior Subordinated Notes due 2009.

The purchase of our 12 3/4% Senior Subordinated Notes due 2009 involves a high degree of risk. See “Risk Factors” of the prospectus for a discussion of factors that you should carefully consider before purchasing the notes offered by the prospectus and all prospectus supplements to the prospectus.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Annex A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K/A

CURRENT REPORT

(Amendment No. 1)

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): September 30, 2003

TSI TELECOMMUNICATION HOLDINGS, LLC TSI TELECOMMUNICATION SERVICES INC.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	333-88168-01	30-0041664
Delaware	333-88168	06-1262301
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 N. Franklin Street, Suite 700

Tampa, Florida 33602

(Address of Principal Executive Offices, including Zip Code)

(813) 273-3000

(Registrant’s Telephone Number, Including Area Code)

Item 5. Other Events and Regulation FD Disclosure.

As initially reported on the Registrants’ current report on Form 8-K filed on August 29, 2003, effective July 23, 2003, pursuant to an Agreement and Plan of Merger dated as of July 15, 2003 (the “Merger Agreement”), among TSI Telecommunication Network Services Inc. (“TSI Networks”), TSI Brience, LLC (“Merger Sub”), Brience, Inc. (“Brience”) and certain holders of Series C Preferred Stock, par value $.01 per share, of Brience, Brience was merged with and into Merger Sub with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of TSI Networks (the “Merger”). At the time of the Merger, GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. collectively were majority owners of Brience and owned approximately 64% of the outstanding common stock of Brience on a fully diluted basis. GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. collectively own approximately 52% of the outstanding common units of TSI Telecommunication Holdings, LLC (the “Ultimate Parent”) and their affiliate, GTCR Fund VII/A, L.P., owns approximately 26% of the common units of the Ultimate Parent. GTCR Fund VII, L.P., GTCR Fund VII/A, L.P. and GTCR Co-Invest, L.P. are private investment funds affiliated with GTCR Golder Rauner LLC (“GTCR”). Since GTCR had a controlling interest in both Brience and the Ultimate Parent at the time of the Merger, the transaction was accounted for as a combination of entities under common control, similar to a pooling of interests, whereby the assets and liabilities of Brience were combined at their historical amounts as of February 14, 2002, the date that GTCR had control of both entities. The Registrants intend to file restated audited consolidated financial statements for the period from February 14, 2002 to December 31, 2002 on the appropriate form reflecting these combined financial results. The inclusion of Brience’s historical financial results in the restated audited consolidated financial statements of the Registrants for the period from February 14, 2002 to December 31, 2002 could have a significant effect on the Registrants’ historical financial results. Prior to the Merger, Brience experienced significant losses and for its fiscal year ended April 30, 2003, its unaudited net income (loss) was approximately $(11.8) million. However, Brience’s operations at the time of the Merger were substantially less significant than they were historically because of reduced operations, product developments, personnel and geographic territories.

The Registrants do not expect to be able to file the audited financial statements of Brience as of and for the twelve months ended April 30, 2003 required by Rule 3-05 of Regulation S-X by October 5, 2003 and may not be able to file them at all because the Registrants have not been able to obtain accounting records related to Brience’s discontinued foreign subsidiaries. A no-action request has been submitted to the Office of the Chief Accountant on behalf of the Registrants with respect to this matter.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(b) Pro forma financial information.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2002 and for the six months ended June 30, 2003, and the unaudited pro forma condensed consolidated balance sheet as of June 30, 2003 are presented in Exhibit 7.1 attached hereto. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2002 and the six months ended June 30, 2003 give pro forma effect to the Merger as if it had occurred at the beginning of each period presented. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 also gives effect to the acquisition of TSI Telecommunication Services Inc. (“TSI”) on February 14, 2002 by GTCR, certain co-investors and members of management and certain related financing transactions as if they had occurred on January 1, 2002. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2003 gives effect to the Merger as if it had occurred on June 30, 2003.

(c) Exhibits

7.1     Unaudited Pro Forma Condensed Consolidated Financial Statements

SIGNATURES

According to the requirements of the Securities Exchange Act of 1934, each of the Registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2003

TSI TELECOMMUNICATION HOLDINGS, LLC

/s/ RAYMOND L. LAWLESS

By:	Raymond L. Lawless
Its:	Chief Financial Officer, Secretary and Manager

TSI TELECOMMUNICATION SERVICES INC.

/s/ RAYMOND L. LAWLESS

By:	Raymond L. Lawless
Its:	Chief Financial Officer, Secretary and Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Unaudited Pro Forma Condensed Consolidated Financial Statements

EXHIBIT 7.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2002 and the six months ended June 30, 2003, and the unaudited pro forma condensed consolidated balance sheet as of June 30, 2003, are based on the historical financial statements of TSI Telecommunication Holdings, LLC (“TSI LLC”) and Brience, Inc. (“Brience”) and give effect to the acquisition of Brience pursuant to a merger of Brience with and into TSI Brience, LLC, a wholly owned subsidiary of TSI Telecommunication Network Services Inc., with TSI Brience, LLC continuing as the surviving entity (the “Merger”) using the method of accounting similar to a pooling of interests. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 also gives effect to the acquisition of TSI Telecommunication Services Inc. (“TSI”) on February 14, 2002 by GTCR, certain co-investors and members of management and certain related financing transactions which was accounted for as a purchase business combination. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with accompanying notes.

At the time of the Merger, GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. collectively were majority owners of Brience and owned approximately 64% of the outstanding common stock of Brience on a fully diluted basis. GTCR Fund VII, L.P. and GTCR Co-Invest, L.P. collectively own approximately 52% of the outstanding common units of TSI LLC and their affiliate, GTCR Fund VII/A, L.P., owns approximately 26% of the common units of TSI LLC. Since GTCR had a controlling interest in both Brience and TSI LLC at the time of the Merger, the transaction was accounted for as a combination of entities under common control, similar to a pooling of interests, whereby the assets and liabilities of Brience were combined at their historical amounts as of the date that GTCR had control of both entities (February 14, 2002). For historical accounting purposes, Brience will only be combined for the periods under common control by GTCR. For the minority interest of Brience not owned by GTCR affiliates at the time of the combination, purchase accounting is to be applied. However, the effects of the fair value adjustments relating to this purchase accounting are expected to be insignificant, and therefore, are assumed to be zero for purposes of these the pro forma financial statements.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2002 and the six months ended June 30, 2003, give pro forma effect to the Merger as if it had occurred at the beginning of each period presented. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2003 gives effect to the Merger as if it had occurred on June 30, 2003. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2002 also gives effect to the acquisition of TSI Telecommunication Services Inc. on February 14, 2002 by GTCR, certain co-investors and members of management and certain related financing transactions as if they had occurred on January 1, 2002. The acquisition of TSI was accounted for as a purchase business combination (for further information, refer to the consolidated financial statements and footnotes thereto included in TSI LLC’s registration statement on Form S-4, number 333-88168-01, dated May 24, 2002).

The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and may not be indicative of the results that would have been obtained had the transaction actually occurred during the periods or as of the date presented, nor are they necessarily indicative of the future consolidated results of operations or the financial position of the combined enterprise. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes contained in TSI LLC’s Form 10-K for the year ended December 31, 2002, and TSI LLC’s Quarterly Report on Form 10-Q for its quarter ended June 30, 2003 and TSI LLC’s registration statement on Form S-4 dated May 24, 2002.

INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TSI TELECOMMUNICATION HOLDINGS, LLC

TSI TELECOMMUNICATION HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(DOLLARS IN THOUSANDS)

	Predecessor			Successor
	Period from Jan 1, 2002 to February 13, 2002
	TSI	Adjustments		TSI LLC Period from Feb. 14 to Dec. 31, 2002	TSI LLC Twelve Months Ended Dec. 31, 2002	Brience Twelve Months Ended Dec. 31, 2002	Adjustments		Twelve Months Ended Dec. 31, 2002 Consolidated
	Historical	Pro Forma		Historical	Pro Forma	Historical	Pro Forma		Pro Forma

Revenues	$39,996	$—		$291,216	$331,212	$5,280	$—		$336,492

Costs and expenses:
Cost of operations	20,655	(1,522	)(a)	127,251	146,384	3,640	—		150,024
Sales and marketing	2,614	—		19,404	22,018	3,912	—		25,930
General and administrative	3,001	60	(b)	33,316	36,377	8,883	—		45,260
Provision for (recovery of) uncollectible accounts	1,340	—		(603)	737	179	—		916
Loss on renegotiation of lease	—	—		—	—	1,255	—		1,255
Depreciation and amortization	1,464	3,162	(c)	32,110	36,736	1,467	—		38,203
Restructuring	—	—		2,845	2,845	—	—		2,845

	29,074	1,700		214,323	245,097	19,336	—		264,433

Operating income (loss)	10,922	(1,700)		76,893	86,115	(14,056)	—		72,059

Other income (expense), net:
Interest income	432	(202	)(d)	865	1,095	9	—		1,104
Interest expense	—	(7,596	)(e)	(54,012)	(61,608)	—	—		(61,608)
Equity in earnings of unconsol. investee	—	—		—	—	1,125	—		1,125
Other, net	(19)	—		(8)	(27)	(16)	—		(43)

	413	(7,798)		(53,155)	(60,540)	1,118	—		(59,422)

Income (loss) from continuing operations before income taxes	11,335	(9,498)		23,738	25,575	(12,938)	—		12,637
Provision for income taxes	4,418	(3,714	)(f)	9,320	10,024	—	—	(j)	10,024

Income (loss) from continuing operations	6,917	(5,784)		14,418	15,551	(12,938)	—		2,613

Discontinued operations:
Loss from discontinued operations, net of taxes	—	—		—	—	(3,533)	—		(3,533)

Net income (loss)	6,917	(5,784)		14,418	15,551	(16,471)	—		(920)
Preferred unit dividends	—	(3,042	)(g)	(22,952)	(25,994)	—	—		(25,994)

Net income (loss) attributable to common stockholder/ unitholders	$6,917	$(8,826)		$(8,534)	$(10,443)	$(16,471)	$—		$(26,914)

See notes to unaudited pro forma condensed consolidated financial statements.

3

TSI TELECOMMUNICATION HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(DOLLARS IN THOUSANDS)

	Six Months Ended June 30, 2003

			Pro Forma	Pro Forma
	TSI LLC	Brience	Adjustments	Consolidated

Revenues	$128,807	$2,981	$—	$131,788

Costs and expenses:
Cost of operations	52,413	867	—	53,280
Sales and marketing	9,165	487	—	9,652
General and administrative	15,992	2,814	—	18,806
Provision for uncollectible accounts	669	100	—	769
Depreciation and amortization	18,221	48	—	18,269
Restructuring	1,841	—	—	1,841

	98,301	4,316	—	102,617

Operating income (loss)	30,506	(1,335)	—	29,171

Other income (expense), net:
Interest income	382	7	—	389
Interest expense	(31,069)	23	—	(31,046)
Other, net	(1)	1	—	—

	(30,688)	31	—	(30,657)

Loss from continuing operations before income taxes	(182)	(1,304)	—	(1,486)
Provision for income taxes	360	—	—	360

Loss from continuing operations	(542)	(1,304)	—	(1,846)

Discontinued operations:
Gain on disposal of discontinued operations, net of taxes	—	541	—	541

Net loss	(542)	(763)	—	(1,305)
Preferred unit dividends	(13,938)	—	—	(13,938)

Net loss attributable to common stockholder/unitholders	$(14,480)	$(763)	$—	$(15,243)

See notes to unaudited pro forma condensed consolidated financial statements.

4

TSI TELECOMMUNICATION HOLDINGS, LLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(DOLLARS IN THOUSANDS)

	June 30, 2003
			Pro Forma		Pro Forma
	TSI LLC	Brience	Adjustments		Consolidated

ASSETS
Current assets:
Cash	$9,617	$329	$—		$9,946
Accounts receivable, net of allowances	56,116	211	—		56,327
Deferred tax assets	—	—	—		—
Prepaid and other current assets	3,506	110	—		3,616

Total current assets	69,239	650	—		69,889

Property and equipment, net	31,467	346	—		31,813
Capitalized software, net	70,336	—	—		70,336
Deferred finance costs, net	13,064	—	—		13,064
Goodwill	330,559	—	—		330,559
Identifiable intangibles:
Customer contract, net	11,389	—	—		11,389
Trademark	51,700	—	—		51,700
Customer base, net	201,697	—	—		201,697
Deferred taxes and other	—	66	—	(j)	66

Total assets	$779,451	$1,062	$—		$780,513

LIABILITIES AND SHAREHOLDER’S/UNITHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$13,878	$90	—		$13,968
Accrued payroll and related benefits	3,749	—	—		3,749
Accrued interest	14,218	23	—		14,241
Other accrued liabilities	12,501	48	743	(h)	13,292
Deferred revenue	—	745	—		745
Current portion of Term Note B, net of discount	23,717	—	—		23,717

Total current liabilities	68,063	906	743		69,712

Long-term liabilities:
Deferred taxes	9,105	—	—		9,105
Subordinated Notes, net of discount	240,647	—	—		240,647
Term Note B, net of discount	192,431	—	—		192,431
Other liabilities	—	—	—		—

Total long-term liabilities	442,183	—	—		442,183
Commitments and contingencies:
Redeemable preferred stock		119	(119	)(i)	—
Shareholder’s/unitholders’ equity:
Class A Preferred Units-an unlimited number authorized, none issued or
or outstanding	—	—	—		—
Class B Preferred Units-an unlimited number authorized, 252,367.50 units issued and outstanding at June 30, 2003; liquidation preference of $252,367	252,367	—	—		252,367
Common Units-an unlimited number authorized, 89,099,099 units issued and 88,963,964 outstanding at June 30, 2003	2,967	—	3	(i)	2,970
Common stock-$.01 par value, 30,000,000 shares authorized and 72,266 issued and outstanding at June 30, 2003		1	(1	)(i)	—
Additional paid-in capital	—	117,219	117	(i)	117,336
Retained earnings	13,876	(117,183)	(743	)(h)	(104,050)
Less cost of treasury units (135,135 common units )	(5)	—	—		(5)

Total shareholder’s/unitholders’ equity	269,205	36	(743)		268,618

Total liabilities and shareholder’s/unitholders’ equity	$779,451	$1,062	$—		$780,513

See notes to unaudited pro forma condensed consolidated financial statements.

5

TSI TELECOMMUNICATION HOLDINGS, LLC

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(DOLLARS IN THOUSANDS)

1. Pro Forma Adjustments

(a) To reflect the following adjustments to cost of operations:

Period from January 1, 2002 to February 13, 2002
Lease and maintenance payments made to Verizon affiliates(1)	$2,902
Renegotiated contractual costs for same services(2)	1,380

Total savings	$1,522

(1) Costs historically incurred by TSI to obtain mainframe computing services and distributed processing computing services from Verizon.

(2) To reflect the costs set forth in a new multi-year contract for distributed processing computing services which we entered into with an affiliate of Verizon concurrently with the acquisition and a new multi-year contract for mainframe computing services which we have entered into with Lockheed Martin Global Telecommunications.

(b) To reflect the management fee to be paid annually to GTCR Golder Rauner, LLC under its professional services agreement with us.

(c) To reflect the additional amortization and depreciation resulting from the purchase accounting related to the acquisition of TSI. For purposes of the unaudited pro forma consolidated financial statements, the property and equipment is being depreciated over its estimated remaining economic lives of seven years. The identifiable intangible assets with definite lives are being amortized over their estimated economic lives, which range from four to 19 years.

Period from January 1, 2002 to February 13, 2002
Depreciation and amortization (historical)	$1,464
Depreciation and amortization, after purchase accounting	4,626

Additional expense	$3,162

(d) To exclude interest income earned on note receivable from affiliate since this note was repaid by Verizon prior to closing and the proceeds distributed to Verizon at the closing.

(e) To reflect the adjustments to interest expense as a result of (i) the acquisition of TSI on February 14, 2002 by GTCR, certain co-investors and members of management and certain related financing transactions (the “Transactions”), assuming a LIBOR rate of 2.09%, (ii) the amortization of deferred financing costs associated with obtaining the transaction debt financing, using the interest method (iii) the amortization of debt discount, using the interest method and (iv) commitment fees on the revolving credit facility assuming no amounts outstanding:

Period from January 1, 2002 to February 13, 2002
Interest on term loan B (LIBOR plus 4.50%)	$2,416
Interest on 12.75% senior subordinated notes due 2009	3,904
Interest on revolving line of credit (LIBOR plus 4.50%)	43
Amortization of debt discount	715
Amortization of deferred finance costs	500
Commitment fee on revolving credit facility (0.50% of unused facility)	18

Interest expense	$7,596

The actual interest rates on indebtedness incurred to consummate the Transactions could vary from those used to compute the above adjustment of interest expense due to the variable rate debt. The effect on pre-tax income of a 1/8 percent variance in these rates would be approximately $369 over the terms of the debt.

(f) To reflect the tax effect of the pro forma adjustments, using a 39.1% effective rate.

(g) To reflect 10% preferred dividends to holders of Class B Preferred Units.

(h) In connection with the Merger, TSI Telecommunication Holdings, LLC estimates that it will incur approximately $743 for direct merger costs, consisting primarily of legal fees, accounting fees and severance costs. Direct merger costs will be charged to operations in the period in which the Merger is consummated. This estimate is preliminary and is subject to change. The unaudited pro forma condensed consolidated balance sheet gives effect to the direct merger costs as if they were incurred on June 30, 2003; the unaudited pro forma condensed consolidated statements of operations do not reflect such costs since they are non-recurring.

(i) Adjustment reflects the cancellation of all preferred and common stock of Brience at the time of the Merger and the common units of TSI Telecommunication Holdings, LLC issued in connection with the Merger.

(j) TSI is in the process of determining the impact of Brience’s tax NOL carryforwards. No adjustments have been made to the unaudited pro forma condensed consolidated financial statements since a comprehensive analysis relating to the use of these NOLs has not been completed at this time.

6